FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 11, 2006

STEALTHGAS INC. RELEASES UPDATED FLEET PROFILE

ATHENS, GREECE, August 11, 2006. STEALTHGAS INC. (NASDAQ: GASS) released today an updated fleet profile as follows:

STEATHGAS INC. announced that on June 29, 2006 it took delivery of its 28th LPG carrier, the M/V “Batangas”, a vessel it had previously agreed to acquire. The M/V “Batangas” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 3,244 cubic meters (cbm). Upon delivery, it was immediately deployed under a bareboat charter to a major gas trader at a rate of USD 106,000 per calendar month until July 2008.

Furthermore, STEALTHGAS INC. announced that as of September 2006, the “Gas Prophet” which is currently trading on the spot market, will be employed under a bareboat charter for a three year period to a Far Eastern State Affiliated Owner / Operator at the rate of USD 110,000 per calendar month. The “Gas Prophet” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1996 with a capacity of 3,556 cubic meters (cbm)

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	May -07	300,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	Dec-06	201,500
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Aug-06	199,000
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Aug-06	395,000
Gas Prophet (6)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shangai	3,526	F.P.	1999	Dec-04	Spot	N/A	N/A
Gas Czar(4)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(5)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-06	184,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	N/A	N/A
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-06	219,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
FLEET TOTAL	120,469 cbm
28 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(5) Gas Fortune is employed until December 2006 at the rate of USD 184,000 per month. Thereafter at charterer’s option it can be employed for a further one year period at the rate of  USD 205,000 per month.

•

(6) Gas Prophet is currently trading on the spot market and as of September 2006 it will be employed under a bareboat charter for a three year period to a Far Eastern State Affiliated Owner / Operator at the rate of USD 110,000 per calendar month.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,469 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  August 11, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer